Exhibit 99.1

Grupo Financiero Galicia S.A.

Cuit 30-70496280-7

July 7, 2015

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing to inform you that as of July 7, 2015, Judge Francisco Miño, presiding over Federal Court # 2 of the Santa Fe Province, in the case “Rossini, Mario J. s/ fraud”, which involves the investigation of events relating to customers of Bolsafe Valores S.A., arranged for the prosecution of Banco de Galicia y Buenos Aires S.A.’s (the “Bank”) Money Laundering Reporting Officer accredited by the Unidad de Información Financiera (UIF) and the Argentine Central Bank, together with three other former employees, for the crime of money laundering as stated in article 303 of the Criminal Code.

The decision is not final and will be appealed in the coming days by the people involved. Based on the strong defense allegations made, it is considered that this action will not result in material consequences for the Bank.

Yours faithfully,

Martin Berrotaran

Attorney-in-fact

Banco de Galicia y Buenos Aires S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.